Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s unaudited consolidated financial statements and notes for the period ended January 31, 2011.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and is responsible for the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008, prepared by Gary H. Giroux, P.Eng. MASc,. and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101.  Further information on the Company’s Bootheel Project can be found in the NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009  prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng. of Scott Wilson Mining who are “qualified persons” within the meaning of NI 43-101.  Additional information on the Two Time Zone can be found in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009, prepared by David A. Ross P.Geo, a “qualified person” within the meaning of NI 43-101.  Additional information on the Golden Promise Property can be found in the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008, prepared by Larry Pilgrim, B.Sc., P.Geo. and Gary Giroux, P.Eng., MASc., who are “Qualified Persons” within the meaning of NI 43-101.  All the above referenced Technical Reports are available on SEDAR and on our website.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Juniper Ridge Property in Wyoming

HIGHLIGHTS

The Company’s efforts for the third quarter of 2011 were as follows:

•	Released an increased vanadium resource for the CMB Property.

•	Completed a reconnaissance geological program on portions of the CMB JV ground which resulted in discovering significant new mineralization.

•	Continued permitting on the Bootheel Project

•	Completed the bulk sampling program on the Golden Promise Property. Results of the milling and refining are expected in the fourth fiscal quarter.

•	Acquired the Juniper Ridge Property.

•	Commenced an airborne electromagnetic survey on the Victoria Lake Property.

•	Raised $10,000,000 from two financings.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

CMB Project

The project includes the following Property Agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment which was due in November 2009 and 2010 not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013 (See “Litigation” note).

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totalling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Project Summary

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which prior to the recent increase in the vanadium resources has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains 11.7 million pounds of vanadium (6.9 million tonnes at 0.08% V2O5) in the indicated category and an additional 15.8 million pounds (8.2 million tonnes at 0.09% V2O5) in the inferred category. (Technical Report dated July 31, 2008, filed on Sedar and available on the Company website). All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The 2,116 claims in 22 licences cover 529 square km and are in good standing under provincial work assessment rules until 2012 and some as late as 2019. No work is required on these claims for the foreseeable future.

The Corridor falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium which will expire on March 31, 2011, was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Since acquisition in 2004, the Company has completed 367 holes totalling 66,004 metres (m) on the property, including 49,633 metres in 241 holes on the main C zone and associated Area 1 and Armstrong showings. Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All zones of mineralization are open for expansion, both along strike and to depth.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

Current Highlights

On December 12, 2010, the Company released an increased vanadium resource as a result of the 2010 core re-sampling program. The current vanadium resource at a 0.15% V2O5 cut-off is now contained outside of the existing uranium resource includes 30.92 million pounds of V2O5 (vanadium pentoxide) in the indicated category and an additional inferred resource of 81.33 million pounds of V2O5. These resources are wholly contained within the C zone and do not include the vanadium contained within the uranium resource. The vanadium contained within the existing uranium resource includes updated values of 11.90 million pounds of V2O5 in the indicated category and an additional inferred resource of 12.29 million pounds of V2O5. The current vanadium mineral resource estimate for the CMB project is based on results from 242 diamond drill holes at the C zone totalling 44,591 metres. The vanadium mineralized envelope ranges in thickness from 45 m to 205 m and dips from 50 degrees to 70 degrees to the southeast. Based on current drilling, the strike and dip lengths of the vanadium mineralized zone are 1,500 metres and 470 metres, respectively. .  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., an Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated January 25 2011 on SEDAR (www.sedar.com) and on our website http://www.crosshairexploration.com/i/pdf/CMB-REPORT-43-101.pdf.

A budget of approximately $2.0 million has been allotted for the 2011 summer drilling program which will target the extension of the uranium-vanadium resource on the C-Zone in addition to drilling other exploration targets.

CMB JV Project

The CMB JV Project (1165 claims in 174 Licences) is a joint venture partnership with Silver Spruce Resources (“SSE”), SSE declined to participate in the 2010 program and has been diluted to a 37.4% interest. The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  (Technical Report dated June 22, 2009 filed on SEDAR and the Company website)

The Two Time Zone is the most advanced prospect within the 291 square km CMB JV.  This Zone, and in fact the majority of the CMB-JV, is located north-west of Crosshair's current CMB Project.  The Two Time Zone also falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's three year moratorium on uranium mining.

Current Highlights

Very limited work has been carried out on areas outside the Two Time Zone and Crosshair carried out the minimum amount of work required to properly evaluate the potential of these areas and maintain only the most prospective land.  The Two Time Zone is in good standing until 2017, but the Company posted a bond of $55,439 to maintain some of the other mineral properties in good standing beyond August, 2010 pending the completion of work programs in the summer of 2010.  Only the prospective ground is being kept.  The cost of the program was $196,473 and the posted bonds will be returned.  SSE declined to participate in the current program and its interest in the CMB JP Project has been diluted to a 37.4% interest.

The 2010 summer program consisted of reconnaissance geological mapping, prospecting traverses, and biogeochemical sampling to evaluate those claims which have not had ground work to evaluate existing airborne radioactive anomalies or lake sediment anomalies. The most significant discovery was an angular mineralized granite float sample similar to the Two-Time mineralization assaying 3750 ppm U with elevated Mo, Pb, Cu and REE`s.

Field work conducted on the CMB-NE property included targeted prospecting followed by biogeochemical sampling of spruce twigs. Detailed prospecting on 1.25 km long Big Bear Showing area located two additional bedrock showings NE along strike for an additional 100meters with counts reaching 8,500 in bedrock and assaying 499 ppm U. A new prospective areaways discovered to the SE of Big Bear with spotty, but widespread, moderately anomalous counts in

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

bedrock to several thousand cps. None were readily sampleable due to very flat bedrock surfaces. An initial trenching program will be followed up if warranted by a drill program of four to six holes.
On the JL Property, the 3.5 km long South Brook Target contains 40 float samples ranging in value from 400 ppm to 4100 ppm defining an 800 m trend. An initial trenching program will be followed up if warranted by a drill program of four to six holes.

Prospecting on the Running Man Target confirmed the presence of some highly radioactive floats along a 2 km long NNE trend following up on the 2009 work. The mineralized rocks include strongly altered granites and gabbros. Eleven anomalous float samples reach over 20,000 cps, assay up to 2760 ppm U and occur in minor clusters scattered throughout the region traversed. An initial trenching program will be followed up if warranted by a drill program of four to six holes.

Additional information and maps for priority target areas on the Projects can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Target Plan of Arrangement

On March 31, 2009, Crosshair and Target Exploration & Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  Crosshair now controls the Bootheel, Wyoming project in the USA.

Bootheel Project

The Wyoming properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (URE), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (448018), a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC, subject to certain Royalties, by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US $3 million in expenditures on the property, thereby earning its 75% interest in the Bootheel Project.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

Project Summary

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from M J Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.

Complete assay results, location maps and other information can be found on the Company website –  www.crosshairexploration.com/s/Shirley.asp

In addition to the 2008 drilling program, the historic holes were relocated, limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco was compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed the Company to complete an independent NI 43-101 resource estimate for the Bootheel Project as referenced in the Technical Report dated September 8, 2009.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  Additional information about the resource can be found at the Company website: www.crosshairexploration.com/s/NewsReleases.asp?ReportID=359646&_Type=News-Releases&_Title=Crosshair-Announces-Initial-Uranium-Resource-at-Bootheel.

Current Highlights

Activities in fiscal 2011 included further base line environmental studies.  A Sage Grouse and Raptor survey was completed in June.  The Nuclear Regulatory Commission (NRC) was notified in August of the Company`s intention to file a permit application in 2012.

In the summer 2011, Crosshair plans on carrying out a $1.5 million exploration program, which will consist of further drilling, hydrogeological tests and continued permitting.  The goal of the program is to capture the balance of the historical uranium resource and complete a new resource estimate to be followed by a scoping study.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 2,655,000 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 725 claims (18,085 ha) and one mining lease totalling 39.8 hectares

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., an Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website   www.crosshairexploration.com/i/pdf/REPORT-Sept2008.pdf

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: www.crosshairexploration.com/s/GoldenPromise.asp.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”)Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

Current Highlights

The 2,200 tonne bulk sampling program was completed in December in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits. A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Results of the milling and subsequent refining of the gold dore and material recovered from the mill are anticipated in the fourth fiscal quarter.  Cost of the program, prior to receipts from the gold sales, was approximately $530,000.

South Golden Promise Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 60% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, buy issuing a total of 400,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 38.3% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 55 square kilometers in 218 claims in 9 licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 meters.  During 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  An airborne

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

electromagnetic and magnetic survey commenced in December and future work will be to evaluate any anomalies indicated by the survey.  Estimated cost of the survey is $60,000. Results are anticipated in the fourth quarter. Paragon declined to participate in this program and their interest will be further reduced.

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair Exploration and Mining Corp. signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,300,000	-	1,300,000

	$4,250,000	$2,750,000	$7,000,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report.
2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair).  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Project Summary

The Juniper Ridge Property, located in Carbon County, southwest Wyoming, comprises 197 claims and one state mineral lease totalling 4,710 acres (1,906 Ha) in size. It has a historical geological resource of 5.2 million tons grading 0.067% U3O8 for a total 6.97 million pounds of uranium. The historical resource estimate was completed by AGIP Mining Company in 1986, prior to the implementation of National Instrument 43-101 (“NI 43-101”) and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Given the quality of the historic work completed on the Property, the Company believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and the Company is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

In 2011, Crosshair plans on carrying out a $1.9 million exploration program, which will consist of 80,000 feet of drilling, metallurgy tests, and permitting studies.  The goal of the program is to bring the historical resource into NI 43-101 compliance.  A scoping study will follow with completion expected in early 2012.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	3Q2011	2Q2011	1Q2011	4Q 2010
Total Assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	43,544,595 31,887,547 10,541,151 41,928,551 (397,476) (0.01) 739,452	33,987,565 31,148,095 2,065,366 32,927,963 (348,556) (0.00) 299,348	34,300,929 30,848,747 2,418,336 33,148,578 (643,744) (0.00) 463,063	34,998,792 30,385,684 3,403,009 33,705,417 (165,796) (0.00) 1,048,856

Description	3Q 2010	2Q 2010	1Q 2010	4Q 2009
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	33,991,952 29,746,481 3,198,477 32,686,518 (423,792) (0.00) 409,653	32,028,702 29,549,036 1,401,681 30,737,459 (902,744) (0.01) 212,208	32,992,229 29,614,264 1,994,911 31,436,109 (828,746) (0.01) 277,436	33,365,659 29,336,828 2,641,169 31,849,308 (14,455,510) (0.14) 2,264,847

Results of Operations for the three months ended January 31, 2011 compared to the three months ended January 31, 2011:

In the three months ended January 31, 2011, the Company reported a net loss of $397,476 or $0.01 per common share compared to a net loss of $423,792 or $0.01 per common shares for the same period of 2010.

General and administrative expenses for the current quarter were $1,227,599 which is $370,327 higher than in the same period in 2010 due primarily to the increase in business activities including promoting ongoing projects, managing capital, and maximizing development efforts.  Non-cash expenses such as accretion expense $5,662 (2010 - $12,039), amortization expense $8,897 (2010 - $25,511) and stock based compensation expense $381,561 (2010 – 272,323) made up for almost 30% of the total general and administrative expenses.

In the three months ended January 31, 2011 other general and administrative expenses such as consulting $57,176 (2010 - $34,728), legal fees $162,071 (2010 - $95,002), office and administration $44,396 (2010 - $(41,278)), investor relations $41,158 (2010 - $27,310), transfer agent and filing fees $63,652 (2010 - $27,326), management $203,332 (2010 - $12,500), and travel $12,685 (2010 - $24) were all significantly increased compared to the same quarter in fiscal 2010 as a direct result of increased corporate activities.  These expenses were partially offset by the following: interest income of $9,188 (2010 - $19,912), unrealized gain on marketable securities of $77,451 (2010 – ($30,719)) and future income tax recovery of $750,000 (2010 - $443,750) from the renunciation of flow through shares issued during the quarter.

Also during the three months ended January 31, 2011, the Company incurred total mineral property expenditures of $739,452 compared to $409,653 in the same period of 2010.  These expenditures were incurred mainly at the Company’s Golden Promise project, where $276,662 (37%) was incurred relating to geological and trenching work and another $241,262 (33%) was spent on the CMB property. The remaining $221,618 (30%) was spent on the Company’s Bootheel project, CMB JV project, and Juniper Ridge properties.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

Results of Operations for the nine months ended January 31, 2011 compared to the nine months ended January 31, 2010:

In the nine months ended January 31, 2011, the Company reported a net loss of $1,389,776 or $0.04 per common share compared to a net loss of $2,155,282 or $0.08 per common shares for the same period of 2010.

General and administrative expenses for this period were $2,229,686 which is $216,432 lower than in the same period in 2010 due primarily to the fact that the Company was limiting their corporate activities over the past year or so in an effort to conserve cash.  Although recently the Company has increased these activities, as you will see in the results for the three months ended January 31, 2011, when compared to the nine month period in 2010 the expenses are still lower.  The largest component of this period’s loss was stock based compensation of $644,116 (2010 - $842,475).

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of January 31, 2011, the Company had cash and cash equivalents of $10,588,190 (April 30, 2010 - $3,427,511) and working capital of $10,541,151 (April 30, 2010 - $3,403,009).  Cash used in operating activities during the third quarter of 2011 was $559,122 compared with $470,947 in 2010.  Cash utilized in investing activities was $521,579 (January 31, 2010 - $70,159). Cash raised from financing activities totaled $9,766,503 (January 31, 2010 - $2,464,828) for the third quarter.

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

The Company completed an equity financing in this quarter of 2011 to carry on its operations for the next 12 months and beyond January 31, 2012. To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 6 of the unaudited financial statements for the nine months ended January 31 2011).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

On October 1, 2010, the Company signed a Management Services Agreement with a Company controlled by a director of the Company for a period of three years.  Under the terms of this agreement, the Company will receive office space, as well as full administrative, geological and corporate services on as needed basis.

LITIGATION

Litigation with Universal Uranium Ltd.

In April 2009, Crosshair Exploration and Mining Corp. commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of October 31, 2010, Crosshair held 2,222,222 Universal shares and no warrants.

As per the original voting trust agreement between Crosshair and Universal signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of October 31, 2010, Universal held 3,695,000 Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory relief including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company was defending the court action and filed a Counterclaim alleging that Mr. Murphy had breached certain representations and warranties contained in the Agreement.  The Company was seeking various reliefs including an order of damages and the return of shares.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company is appealing this judgment; however, there can be no assurance that any appeal will be resolved in favour of the Company.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	January 31, 2011	Report Date
Common shares – issued and outstanding	47,129,598	47,192,098
Director, employee and contractor options – vested	2,174,935	2,112,435
Director, employee and contractor options – granted but not yet vested	2,864,686	2,864,686
Warrants to purchase shares	17,227,263	17,227,263
Underwriters warrants – rights to purchase warrants	1,563,920	1,563,920
Common shares – fully diluted	70,960,402	70,960,402

During the period ended January 31, 2011, common shares were issued as follows:

(a)
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,892 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted.

(b)
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

The Company also concurrently, closed a brokered private placement of subscription receipts for gross proceeds of $7 million.  The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of Subscription Receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $143,828), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012.

(c)
100,000 shares were issued from the exercise of stock options for gross proceeds of $88,000.  An amount of $409,534 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(d)	381,250 warrants at $1.20 per share, and 29,100 warrants at a price of $1.00 per share were exercised for total gross proceeds of $486,600.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

RELATED PARTY TRANSACTIONS

During the period ended January 31, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $524,710 included in office and administration, and wages and salaries (January 31, 2010 - $Nil) to this management company for such services. At January 31, 2011, $66,091 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

•	Paid rent for its Newfoundland office of $Nil (January 31, 2010 - $6,592) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $47,700 (January 31, 2010 - $29,150) of fees paid or accrued to company owned by a former officer of the Company.  Management fees include $259,997 (January 31, 2010 - $32,500) of fees paid or accrued to two private companies owned by a director and officer of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at January 31, 2011.

•	During the period ended January 31, 2011, the Company paid bonus amounts of $210,000 (January 31, 2010 - $Nil) to various officers/directors of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on disposal of assets.

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

While the Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the period ended January 31, 2011, the Company reported a loss of $572,826 and as at that date had an accumulated deficit of $55,259,762.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the period ended January 31, 2011 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied include: asset valuations, amortization of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

•           reported financial position and results of operations;
•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•           disclosure controls and procedures;

•           current financial reporting training curriculum; and

•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

IFRS Transition Plan

The Company has established a comprehensive IFRS transition plan. There are four phases that will be followed to ensure compliance with IFRS as follows: (1) Impact assessment; (2) Detailed planning; (3) Implementation; and (4) Post implementation review.

Phase I - Impact assessment

The impact assessment included a diagnostic of the major differences between current GAAP and IFRS that are expected to impact the Company's financial statements. This diagnostic has identified and ranked the key GAAP differences applicable to the Company and assessed the potential impact on the financial statements, note disclosures and exemptions available on transition. A detailed project plan with timelines and key milestones is being prepared by the project team and will be continually updated to take into account any timetable changes as required.

Phase 2 - Detailed planning

Detailed planning requires analysis of each of the key IFRS conversion topics identified, while continually monitoring any implemented or proposed changes to IFRS. Many IFRS policies in effect at the date of this report are expected to change by the time the Company adopts IFRS on May 1, 2011. An analysis will be completed for all accounting policies as part of the conversion process, according to IFRS.

Phase 3 – Implementation

During the implementation phase, activities will include implementing the required changes to accounting and operational information systems, disclosure controls and internal controls over financial reporting and determining accounting policies and additional training necessary for employees. The majority of this phase will be executed during Q4 of fiscal year ending April 30, 2011, preparing the Company for the date of adoption on May 1, 2011.

Phase 4 - Post implementation review

The post implementation review phase will involve a continuation of the monitoring of changes in IFRS and associated interpretation bulletins.

Timing

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

The following summarizes our progress and expectations with respect to the Company’s IFRS transition plan:

Activity	Estimated Timing
Phase 1 - Initial analysis of key areas for which changes to accounting policies may be required	Completed
Phase 2 - Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives

Phase 2- Assessment of first-time adoption (IFRS 1) requirements and alternatives.
Completed Q4 of fiscal year ending April 30, 2011
Phase 2 - Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives

Phase 2 - Resolution of the accounting policy change implications on information technology processes, internal controls and contractual arrangements
Q4 of fiscal year ending April 30, 2011 Q4 of fiscal year ending April 30, 2011
Phase 3 - Management and employee education and training	Continuous
Phase 3 - Quantification of the Financial Statement Impact of changes in accounting policies	Q4 of fiscal year ending April 30, 2011
Phase 4 - The post implementation review phase will involve a continuation of the monitoring of changes in IFRS and associated IFRS interpretation bulletins.	Continuous

OUTLOOK

In the next 12 months, the Company plans on focusing on the two Wyoming assets and the Labrador properties.

Bootheel

The Company is developing programs that include additional drilling to expand and further delineate the uranium resource, hydrological studies and continuing base line environmental studies.   Over the next 9 months the Company plans to spend approximately $1,500,000 USD on the programs as described previously.

Juniper Ridge

The Company is developing programs that include 80,000 feet of drilling to upgrade the uranium resource, metallurgical studies and permitting.  Over the next 9 months, the Company plans to spend approximately $1.9 million on the program.

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop an Environmental Assessment Act, and to develop environmental protection legislation with the goal of having the moratorium lifted on or before April 2011.   The Armstrong Camp has been refurbished this summer so that it is ready to use upon the lifting of the moratorium.  An abbreviated reconnaissance geological program was carried out on the CMB JV this summer to evaluate current claims for their uranium potential.  Over the next 9 months, the Company plans to carry out drill programs on both the C zone and Two-Time resources in addition to evaluating other uranium targets. The proposed expenditures on the CMB and CMB-JV are estimated to be $2 million and $2.6 million respectively.
Golden Promise

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

The Company completed the planned bulk sampling program. Further work will be evaluated upon receipt of the results of this program which are anticipated in the fourth fiscal Quarter.

South Golden Promise

An airborne survey at an estimated cost of $50,000 commenced in December with results anticipated in the fourth fiscal Quarter.

All expenditures mentioned above will be made from the Company’s current funds on hand.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiavut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue may be revisited.  As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the nine months ended January 31, 2011
Date Prepared: March 11, 2011

management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in the Company’s internal controls over financial reporting during the quarter ended October 31, 2010 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.
Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

SUBSEQUENT EVENTS

The following transactions occurred subsequent to the period ended January 31, 2011.

•	37,500 stock options with an exercise price of $0.92 and 25,000 stock options with an exercise price of $0.60 were exercised for gross proceeds of $49,500.

•	55,625 warrants with an exercise price of $1.20 were exercised for gross proceeds of $66,750.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.